Exhibit 12.1

Platinum Energy Solutions, Inc.

Computation of Ratio of Earnings to Fixed Charges

Platinum Energy Solutions, Inc.’s ratios of earnings to fixed charges were as follows:

	Nine Months Ended September 30, 2011		September 7 (Inception) through December 31, 2010
Earnings (1):
Loss before income taxes	$(23,881,843)		$(5,531,347)
Fixed charges, exclusive of capitalized interest	11,678,952		37,287

	$(12,202,891)		$(5,494,060)

Fixed charges (1):
Interest charged to expense	$11,511,497		$13,954
Interest factor on rental expense (2)	167,455		23,333

			37,287
Interest capitalized	—		0

	$11,678,952		$37,287

Ratio of earnings to fixed charges	(1.04	)x	(147.35	)x

Excess of fixed charges over earnings (3)	$23,881,843		$5,531,347

(1)	For purposes of computing the ratio of earnings to fixed charges, (a) earnings consist of loss before income taxes plus fixed charges and (b) fixed charges consist of interest expense on indebtedness, amortization of debt discount and debt issuance costs, and an estimate of the interest portion of rent expense.

(2)	The portion of rent expense representative of interest is estimated at one-third of rent expense.

(3)	For the nine months ended September 30, 2011 and the period from inception to December 31, 2010, fixed charges exceeded earnings by $23.9 million and $5.5 million, respectively.